VIA EDGAR

February 5, 2018

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jim Rosenberg

Division of Corporation Finance

Office of Healthcare and Insurance

Re:	The Navigators Group, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 17, 2017

File No. 000-15886

Dear Mr. Rosenberg:

This letter is in response to the Division of Corporation Finance’s comment letter dated January 5, 2018 (the “Comment Letter”), in which you requested additional information based on your review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”). For ease of reference, the comment included in your letter is repeated below in italicized type, and our response immediately follows the comment.

Notes to Consolidated Financial Statements

Note 5. Reserves for Losses and LAE, page F-22

We acknowledge your response to our prior comment 1 in our November 17, 2017 letter, however, please explain to us why the decrease in estimated losses and LAE for claims occurring in prior years of $28.5 million for 2016 as shown in the table summarizing activity for your reserves for losses and LAE on page F-22 differs significantly from the 2016 loss development implicit in the tables on pages F-25 to F-31, which appear to indicate a net reserve strengthening of $10.3 million. In particular, provide us reconciliations of the 2016 amounts per the table on page F-22 showing the reporting and operating segment breakdowns of prior period net reserve strengthening (releases) to the 2016 reserve development inherent in the tables on pages F-28 to F-31 for each of the three operating segments within the international insurance reporting segment and for the globalre reporting segment.

Response:

The information in the table summarizing the activity of our reserves for losses and LAE on page F-22 is an accurate reflection of the Company’s prior period net reserve development for 2016. The difference that the Staff has noted between the decrease in estimated losses and LAE for claims occurring in prior years as shown in the table on page F-22 compared to the loss development implicit in the tables on pages F-25 to F-31 is due to a difference in the processes for compiling the loss development triangle tables on pages F-28 to F-31 for the 2016 period and the 2015 and prior periods as a result of there being limited data available for the 2015 and prior periods for a portion of our business.

The reconciliation below demonstrates that the prior year development indicated on page F-22 is an accurate reflection of the Company’s prior period net reserve development for 2016 and reconciles the current accident year incurred amount to the tables on pages F-25 to F-31.

Due to the difference in processes for compiling the loss development triangles for 2016 as compared to 2015 and prior periods, a reconciliation of the prior accident year net reserve development on page F-22 to the tables on pages F-28 to F-31 is not possible.  This process difference only impacts the 2015 and prior periods within the loss development triangles, and did not impact the 2016 period nor will it impact future reporting periods in those triangles.

A significant portion of the International Insurance reporting segment (“Int’l Insurance”) business and a limited portion of the Global Reinsurance reporting segment (“GlobalRe”) business are underwritten through Syndicate 1221. The Company is required to use Lloyd’s IT systems to process such business, which are designed to categorize policy and claims data on an underwriting year basis, and do not retain data by accident year.

Prior to the adoption of ASU 2015-09, the Company did not have a process in place to track and retain detailed accident year data for its business underwritten through Lloyd’s, as such data was not available in the Lloyd’s IT systems and neither did the Company capture sufficient detail in its own systems to be able to allocate underwriting year data by accident year for the 2015 and prior reporting years. The Company did have a process in place to split the underwriting year data by current accident year and by prior accident years in the aggregate in order to populate the amounts disclosed in the table on page F-22 (which are also shown in the reconciliation above). However, this process was only designed to split out the total data for all prior years, and did not preserve the prior year data by single accident year. In contrast, U.S. statutory reporting has required reporting by accident year since the Company’s formation, so our systems retain such information for our business that is not underwritten through Lloyd’s.

When preparing for the adoption of ASU 2015-09, the Company implemented a new process to capture and retain sufficient detail in its systems for the business underwritten through Lloyd’s to enable our actuaries to allocate changes in our estimated losses and LAE for Syndicate 1221 claims occurring in prior years by accident year. The newly developed process retains the detail necessary to identify the year of origin for claims and allows us to meet the requirements of ASC 944-40-50-4B as accurately and completely as possible with the data available.

When deriving the required supplementary information for periods preceding the most recent reporting period (i.e., 2015 and prior years), the Company considered the most appropriate way to meet the objectives of ASC 944-40-50-4B. The guidance in ASC 944-40-65-1e states that in the year of initial application, an insurance entity need not disclose information about claims development for a particular category that occurred earlier than five years before the end of the first period in which the guidance is applied if impracticable to obtain the information required for the disclosure. Given that the Syndicate 1221 business is predominately long-tail in nature, the Company concluded that providing data for the Syndicate 1221 business in the footnote disclosure would be useful to the users of the financial statements.  As a result, to meet the requirements of the standard to present five years of data, the Company considered various processes for allocating the prior reporting period information by accident year given the limitations described above. The Company ultimately decided to use an allocation process that used inception to date gross paid and case information through 2016 to extrapolate that data to the periods presented in the tables. This allocation process applied average emergence to the supplemental data for 2015 and prior reporting periods by accident year, and is intended to provide users of the financial statements with insight into the timing of paid claim and incurred loss amounts. This approach does have limitations on providing information on the variability in that average pattern, which has been captured in the table on page F-22.  There would be no systematic way to provide information on such variability in the historical tables due to the limitations in the accident year data described above. The Company concluded that despite the data limitations, given the long-tail nature of the business underwritten, this allocation process was appropriate and provides useful data to the users of the financial statements.

As noted by the Staff, this allocation process does result in discrepancies in the loss development implicit in the tables on pages F-28 to F-31 for such business as compared to the table summarizing activity for our reserves for losses and LAE on page F-22. As described above, the process used in the rollforward on page F-22 was solely focused on identifying activity related to current year losses. The available data did not allow for the capture of the same detail for prior accident years. The Company could have used a different process for allocating the accident year information for the tables on pages F-28 to F-31 that would have forced the reporting years to match the data on page F-22, but after deliberation, the Company determined that this alternative process would have also had limitations and would require assumptions and estimation techniques just as, if not more, significant as those used in the allocation process chosen by the Company.

We do believe the supplementary data in in the tables on pages F-25 to F-31 provides the users of this disclosure with data that allows them to better understand the cash flows arising from the liabilities in accordance with the objectives of ASC 944-40-50-4H. Additionally, the discrepancies between the table on page F-22 and those on pages F-28 to F-31 only relate to the prior reporting years due to the limited data that was available. The process currently in place to capture and retain more detailed data for the reporting years 2016 and forward will eliminate these discrepancies going forward.

While we feel that the Company has chosen a process to present the required supplementary data that is appropriate and provides data that is useful to the users of the financial statements in line with the requirements of ASC 944-40-50-4H, after consideration of the Staff’s comment in conjunction with our current disclosures, we propose to expand our disclosures to include an explanation of the limitations of the data from our Syndicate 1221 business for the reporting years 2015 and prior. The proposed expanded disclosure is set forth in Exhibit A. We note that the expanded disclosure impacts page F-24 of our 2016 Form 10-K.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions or comments concerning this response letter, please contact the undersigned at (203) 905-6343 (cdefalco@navg.com) or Emily Miner at (203) 905-6369 (eminer@navg.com).

Respectfully submitted,

The Navigators Group, Inc.

By:	/s/ Ciro M. DeFalco
Name:	Ciro M. DeFalco
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT A

Note 5. Reserves for Losses and LAE – Page F-24

Records for Syndicate 1221 are not available by AY for reporting periods prior to 2016 since data was compiled only on an underwriting year basis prior to 2016. It was deemed impracticable to obtain this information by AY as historical data had not been retained on an AY basis. This limitation on the data available for presenting AY information for 2015 and prior reporting years impacts both our Int’l Insurance reporting segment and to a limited extent our GlobalRe reporting segment. The Company has applied an allocation process that uses inception to date gross paid and case information through 2016 to extrapolate the data for reporting years 2012 through 2015 in the tables below. This approach does have limitations on providing information on the variability to that average pattern applicable to an individual year, which variability has been captured in the rollforward table on page F-22. Beginning in 2016, the Company implemented a new process for business underwritten through Syndicate 1221 that captures and retains more detailed data to enable it to present AY information in a manner consistent with the rollforward table on page F-22.

Additionally, due to the limitations of the data available for our Syndicate 1221 business, the tables below for our Int’l Insurance reporting segment begin with the 2012 reporting year and will increase by one year until ten years are presented. Our GlobalRe Segment reserve tables do not have data prior to 2010, as we began writing assumed reinsurance in that year.

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